

www.stjudegold.com



**ST. JUDE RESOURCES LTD.** (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566



05008535

May 24, 2005



SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

**RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
**File Number: 82 - 4014**

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: May 14 - 24, 2005).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosure



dlw 6/7

## Insider transaction detail - View details for insider

2005-05-24 18:56 ET

**Transactions sorted by** : Insider
**Insider family name** : TERRELL ( Starts with )
**Given name** : Michael A. ( Starts with )
**Transaction date range** : May 14, 2005 - May 24, 2005

**Insider name:** TERRELL, Michael A.

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Issuer name:** St. Jude Resources Ltd. | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares Class "A" | | | | | | | | | | | | | |
| 485942 | 2005-05-16 | 2005-05-24 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 1.7600 | 849,090 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 485943 | 2005-05-18 | 2005-05-24 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +300 | 1.7000 | 849,390 | | | | | | |
| 485945 | 2005-05-19 | 2005-05-24 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +2,000 | 1.6500 | 851,390 | | | | | | |